EXHIBIT 99.1
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[GRAPHIC OMITTED]                                 Suite 950, 250 - 6th Avenue SW
[PURCELL ENERGY LOGO]                                        Calgary, AB T2P 3H7
                                                             Tel: (403) 269-5803
                                                             Fax: (403) 264-1336
                                                           www.purcellenergy.com

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24 NOVEMBER 2003                                                 Symbol: PEL-TSX

                PURCELL ENERGY AND ANADARKO CANADA STRIKE SECOND
                      JOINT VENTURE ON TENAKA, BC PROPERTY

CALGARY, ALBERTA -- PURCELL ENERGY LTD. announces that a farmout and joint venture agreement has been negotiated with Anadarko Canada Corporation covering a total of 48 gas spacing units (33,000 gross acres) at Tenaka in northeast British Columbia (see map). The company's initial capital costs will be limited to approximately 30 percent for 3D seismic and 25 percent of the first well in the area while retaining an average 36-percent working interest afterwards in most of the land block.

Purcell and Anadarko have acquired certain lands jointly and pooled other lands for the joint venture. The joint venture lands are southwest of Anadarko's Adsett Slave Point gas pools where current gross gas production totals more than 50 million cubic feet per day. This joint venture follows an earlier joint venture formed last year on a block of lands directly north of the new joint venture. Pursuant to the new joint venture, a 162 square kilometer 3D seismic program will be conducted this winter. After earning and payout of costs, Purcell will retain an average 36 percent working interest in the joint venture lands. Under the agreement, gas produced from the joint venture lands will be processed through Anadarko's existing Adsett infrastructure.

Purcell and Anadarko have committed to drill three Slave Point prospects identified on a 120 square kilometer 3D seismic program shot last winter over the first joint venture lands that lie immediately north of the new joint venture. The three wells will be drilled simultaneously in the first quarter of 2004. Tie-in of successful wells is planned for the second quarter of 2004. The first joint venture covers 23 gas spacing units (16,000 gross acres). Several other prospects have been identified on the joint lands. Purcell will participate at a 25 percent interest in the first well and retain a 37.4 percent interest after payout of costs. Purcell's participation in the second and third wells will be at 37.4 and 28 percent working interests, respectively.

"This area holds great promise and exposes Purcell to potentially large gas reserves," stated Bruce Murray, Chief Operating Officer of Purcell. "The Tenaka project is an example of Purcell's strategy to build interests in large prospective land blocks. We began buying land at Tenaka almost three years ago at very attractive prices and now we have interests in approximately 52,000 gross acres in the area. This could keep Purcell busy for several years."

For further information contact:

Jan M. Alston                       (403) 269-5803
President & C.E.O.                  Fax: (403) 264-1336
Purcell Energy Ltd.                 Website: www.purcellenergy.com


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[MAP OF TENAKA, B.C. OMITTED]